Mail Stop 3561

February 5, 2010

Howard R. Levine
Chairman of the Board and Chief Executive Officer
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, North Carolina 28201-1017

> **Re: Family Dollar Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended August 29, 2009**
> **Filed October 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended November 28, 2009**
> **Filed January 6, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed December 11, 2009**
> **File No. 001-06807**

Dear Mr. Levine:

We have reviewed your response letter dated January 22, 2010 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

Proxy Statement on Schedule 14A

Cash Bonus Awards, page 31

1. We note your response to comment four from our letter dated December 23, 2009. Please confirm that in future filings if you identify a Senior Executive Officer, such as Mr. Smith, as a named executive officer, you will quantify how their individual performance can affect the amount of their cash bonus award.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director